FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
National Australia Bank Limited ABN 12004044937
ASX Announcement

500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 3 February 2005

MLC completes sale of Thailand business

MLC has completed the sale of its interest in its Thailand joint-venture insurance company (Advance MLC Assurance Company Limited) to joint-venture partner the Soon Hua Seng International Company Limited.

This completes MLC’s withdrawal from the Thai insurance market following a strategic review in 2003, which resulted in a decision to cease new business sales in May 2003.

For further information contact:

Tanny Tsanis	Samantha Evans
MLC Corporate Affairs	Group Corporate Affairs
02 8908 6162 work	03 8641 4982 work
0419 862 000 mobile	0404 883 509 mobile

or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook
Date: 4 February 2005	Title:	Associate Company Secretary